

UNI[illegible]
SECURITIES AND E[illegible]
Washington, D.C. 20549

10036102

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53492

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BRIGGS - FICKS SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 EAST WISCONSIN AVENUE, SUITE 860
(No. and Street)

MILWAUKEE	WI	53202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARY E. BRIGGS 414-273-2112
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WIPFLI
(Name – *if individual, state last, first, middle name*)

10000 INNOVATION DRIVE, SUITE 250	MILWAUKEE, WI		53202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AD 3/2

3/10/2010 JD

OATH OR AFFIRMATION

I, MARY E. BRIGGS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BRIGGS - FICKS SECURITIES, LLC, as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF WISCONSIN
COUNTY OF MILWAUKEE
SIGNED BEFORE ME ON 02/24/10
BY MARY E. BRIGGS

Signature
MANAGING DIRECTOR
Title

Notary Public COMMISSION EXPIRES 02-10-13

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Briggs-Ficks Securities LLC

Milwaukee, Wisconsin

Financial Statements and Additional Information

Years Ended December 31, 2009 and 2008

Briggs-Ficks Securities LLC

Financial Statements and Additional Information

Years Ended December 31, 2009 and 2008

Table of Contents



Independent Auditor's Report

Board of Directors
Briggs-Ficks Securities LLC
Milwaukee, Wisconsin

We have audited the accompanying balance sheets Briggs-Ficks Securities LLC as of December 31, 2009 and 2008, and the related statements of operations, of member's equity and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Briggs-Ficks Securities LLC as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 14 to the financial statements, the Company's recurring operating losses raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information appearing on page 12 is presented for purposes of additional analysis; it is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wipfli LLP

Wipfli LLP

February 23, 2010
Milwaukee, Wisconsin

Briggs-Ficks Securities LLC

Balance Sheets

December 31, 2009 and 2008

Assets	2009	2008
Cash and cash equivalents	$ 3,717	$ 24,224
Clearing deposit	56,142	66,725
Prepaid expenses	3,523	3,523
Receivables from clearing organization	34,058	29,149
Office furniture and equipment - Net	2,576	1,567
TOTAL ASSETS	$ 100,016	$ 125,188
Liabilities and Stockholder's Equity		
Liabilities - Accrued expenses	$ 45,349	$ 47,793
Members' equity	54,667	77,395
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 100,016	$ 125,188

See accompanying notes to financial statements.

Briggs-Ficks Securities LLC

Statements of Operations

Years Ended December 31, 2009 and 2008

	2009	2008
Revenue:		
Commissions	$ 402,793	$ 431,858
Money market rebates	20,995	50,508
Unrealized loss on marketable securities	(10,584)	(53,504)
Interest and dividend income	236	4658
Other revenue (expense)	(21,014)	11,071
Total revenue	392,426	444,591
Operating expenses:		
Salaries and benefits	261,486	341,075
Occupancy	39,864	48,188
Floor brokerage, exchange, and clearing	61,804	64,944
Insurance	5,750	5,718
Regulatory fees and expenses	4,288	3,805
Legal and professional fees	14,000	14,561
Other	27,962	15,765
Total operating expenses	415,154	494,056
Net income (loss)	$ (22,728)	$ (49,465)

See accompanying notes to financial statements.

Briggs-Ficks Securities LLC

Statements of Stockholder's Equity

Years Ended December 31, 2009 and 2008

	Members' Contributions	Accumulated Losses	Total Member's Equity
Balances at January 1, 2008	$ 212,263	$ (85,403)	$ 126,860
Net loss	-	(49,465)	(49,465)
Balances at December 31, 2008	212,263	(134,868)	77,395
Net loss	-	(22,728)	(22,728)
Balances at December 31, 2009	$ 212,263	$ (157,596)	$ 54,667

See accompanying notes to financial statements.

Briggs-Ficks Securities LLC

Statements of Cash Flows

Years Ended December 31, 2009 and 2008

	2009	2008
Increase (decrease) in cash and cash equivalents:		
Cash flows from operating activities		
Net loss	$ (22,728)	$ (49,465)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	1,649	2,711
Unrealized loss on marketable securities	10,583	53,504
Changes in operating assets and liabilities:		
Receivables from clearing organization	(4,909)	(1,119)
Prepaid expenses	-	257
Accrued expenses	(2,444)	5,440
Total adjustments	4,879	60,793
Net cash provided by (used in) operating activities	(17,849)	11,328
Cash flows from investing activities:		
Purchases of office furniture and equipment	(2,658)	(485)
Net change in cash and cash equivalents	(20,507)	10,843
Cash and cash equivalents at beginning	24,224	13,381
Cash and cash equivalents at end	$ 3,717	$ 24,224

See accompanying notes to financial statements.

Note 1 Summary of Significant Accounting Policies

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States.

Principal Business Activity

Briggs-Ficks Securities LLC (the "Company") provides broker/dealer services, specializing in institutional security trading. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and is registered with the Securities and Exchange Commission ("SEC") under Rule 15c3-3(k)(2)(ii), which provides that funds and securities belonging to the Company's customers will be handled by a correspondent broker-dealer. The Company acts as an introducing broker and clears all transactions on a fully disclosed basis with a clearing broker or dealer. Therefore, the Company does not have to comply with the reserve requirement pursuant to SEC Rule 15c3-3. The Company's customers are located primarily in the Milwaukee, Wisconsin, metropolitan market.

Operations

The Company was incorporated on June 15, 2001. The Company's operations are primarily devoted to providing brokerage and investment services to individual and corporate clients.

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with a maturity of less than three months to be cash equivalents.

Note 1 Summary of Significant Accounting Policies (Continued)

Office Furniture and Equipment

Office furniture and equipment are valued at cost. Depreciation and amortization are computed on the straight-line method for financial reporting purposes based on the 3 to 10 year estimated useful lives of the assets.

Advertising Costs

Advertising costs are expensed as incurred. There were no advertising costs for the years ended December 31, 2009 and 2008.

Income Taxes

Under provision of the Internal Revenue Code, the Company has elected to be treated as a partnership for income tax purposes. Accordingly, the Company is generally not subjected to federal or state income taxes at the corporate level. All tax attributes of the Company will be passed through to its members and income taxes will be paid by the individual members.

Note 2 Leases

The Company has an operating lease for its current office space. Rent expense for the periods ended December 31, 2009 and 2008, was $31,287 and $39,258 respectively. The lease is for one year, expiring on October 31, 2010. Minimum future lease payments for the year ending December 31 are $31,000.

The lease provides for annual adjustments to rent for changes in real estate taxes and operating expenses. The minimum future payments above are computed using the current charges for real estate taxes and operating expenses.

Note 3 Fair Value Measurements

In general, the Company determines fair values using a three tier fair value hierarch. Accordingly, fair values are determined by Level 1 inputs utilizing quoted market prices in active markets, fair values determined by Level 2 inputs utilizing market information that is observable, such as quoted market prices for similar items, broker/dealer quotes, or models using market interest rates or yield curves, and fair values determined by Level 3 inputs utilizing unobservable inputs for the asset or liability to the extent that observable inputs are not available. The trading securities noted as follows are all Level 1 assets.

Note 4 Clearing Deposit

Clearing deposit consists of 1,579 shares of Marshall & Ilsley Corp. stock and 1,579 shares of Fidelity National Information Services, Inc. stock in 2009 and 3,510 shares of Marshall & Ilsley Corp. stock and 1,170 Metavante Tech. stock in 2008. These investments have been pledged to RBC Dain Rauscher.

Note 5 Office Furniture and Equipment

Office furniture and equipment at December 31 consist of:

	2009	2008
Office furniture	$ 12,458	$ 12,458
Office equipment	23,857	21,199
Total	36,315	33,657
Less accumulated depreciation	33,739	32,090
Total office furniture and equipment	$ 2,576	$ 1,567

Depreciation expense for the years ended December 31, 2009 and 2008, was $1,649 and $2,711, respectively.

Note 6 Net Capital Requirements

The Company is subject to the Securities and Exchange commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Under the terms of the Company's registration with the SEC, the minimum net capital required is $5,000. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2009 and 2008, the Company had net capital of $33,863 and $54,493, respectively, which exceeded its required net capital by approximately $28,863 and $49,493, respectively. The Company's ratio of aggregate indebtedness to net capital was 1.34 to 1 in 2009 and 0.88 to 1 in 2008.

Note 7 Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3 (k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 8 Concentrations of Credit Risk Arising from Cash Deposits in Excess of Insured Limits

The Company maintains cash balances in a bank insured by the Federal Deposit Insurance Corporation up to $250,000. At various times during the year, its balance may exceed the insured limit.

Note 9 Concentration with Major Customer

The majority of revenue from trading commissions is concentrated in a group of accounts closely related to a single family of trust accounts.

Note 10 Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company is required to indemnify the clearing broker-dealer to the extent of a net loss on the unsettled trade. At December 31, 2009, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

Note 11 Liabilities Subordinated to Claims of General Creditors

The Company had no subordinated liabilities during the years ended December 31, 2009 and 2008. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented.

Note 12 Related Party Transactions

The Company pays commissions to its owners, included in salaries and benefits expense in the statement of operations, in the regular course of business. Commission expense to the Company's owners was $124,500 and $205,000 for the years ended December 31, 2009 and 2008, respectively. There were no unpaid commissions owed to the Company's owners as of December 31, 2009 and 2008.

Note 13 Subsequent Event

We have evaluated events occurring subsequent to the date of our financial statements through February 23, 2010, which is the date our financial statements were issued. We have recognized the effects of all subsequent events that provide additional evidence about conditions that existed at our balance sheet date of December 31, 2009, including estimates inherent in the process of preparing our financial statements. There were no unrecognized subsequent events to be disclosed in our financial statements.

Note 14 Going Concern

As shown in the accompanying financial statements, the Company has incurred recurring losses from operations, however they have continued to meet and exceed their minimum net capital requirement. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management is looking into different financing options including a merger with another company or possible additional equity contributions. Management believes these factors will contribute toward achieving profitability. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Additional Information

Briggs-Ficks Securities LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2009 and 2008

		2009		2008
Net capital:				
Total members' equity	$	54,667	$	77,395
Deductions and/or charges:				
Nonallowable assets:				
Office furniture and equipment		(2,576)		(1,567)
Prepaid expenses		(3,523)		(3,523)
Net capital before haircuts on securities positions		48,568		72,305
Haircuts:				
Securities		(8,421)		(10,009)
Undue concentration		(6,254)		(7,778)
Other		(30)		(25)
Net capital	$	33,863	$	54,493
Aggregate indebtedness:				
Items included in statement of financial condition:				
Accrued expenses	$	45,349	$	47,793
Total aggregate indebtedness	$	45,349	$	47,793
Computation of basic net capital requirement:				
Minimum net capital required, *greater of*:				
6.67% of aggregate indebtedness	$	3,025		3,186
Minimum dollar requirement	$	5,000	$	5,000
Net capital requirement	$	5,000	$	5,000
Excess net capital at required minimum dollar amount	$	28,863	$	49,493
Ratio: Aggregate indebtedness to net capital		1.34 to 1		0.88 to 1

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited amended December 31, 2009, Par IIA FOCUS filed in January 2010.

WIPFLi LLP

Internal Auditor's Report on Internal Controls

Board of Directors
Briggs-Ficks Securities LLC
Milwaukee, Wisconsin

In planning and performing our audit of the financial statements of Briggs-Ficks Securities LLC as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future period is subject to the risk that they may become in adequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of control deficiencies in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance/

A *material weakness* is a deficiency, or combination of deficiencies, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely bases.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on February 23, 2010.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate, with the exception of items noted in writing to management and those charged with governance on February 23, 2010, at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties

Wipfli LLP

Wipfli LLP

February 23, 2010
Milwaukee, Wisconsin

WIPFLi LLP

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors
Briggs-Ficks Securities LLC
Milwaukee, Wisconsin

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by Briggs-Ficks Securities LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authorities, solely to assist you and the other specified parties in evaluating Briggs-Ficks Securities LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Briggs-Ficks Securities LLC's management is responsible for the Briggs-Ficks Securities LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries including evaluation of the Company's bank statement noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and Company working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and Company working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Wipfli LLP

Wipfli LLP

February 23, 2010
Milwaukee, Wisconsin